Harmonee, Inc.
Statement of Changes in Shareholders' Equity
From May 19, 2021 (Inception) to May 31, 2021
(Unaudited)

	Common Stock		Paid-in-Capital	Retained Earnings	Total Shareholders' Equity
	Shares	Amount			
Balance, May 19, 2021 (Inception)	-	$ -	$ -	$ -	$ -
Issuance of founder shares	8,000,000	80	-		80
Net income				-	-
Balance, May 31, 2021	8,000,000	$ 80	$ -	$ -	$ 80